APPENDIX G

INFORMATION CONCERNING SAN TELMO ENERGY LTD.

TABLE OF CONTENTS

NOTICE TO READER

G-2

INFORMATION CONCERNING SAN TELMO

G-2

PROPERTIES OF SAN TELMO

G-5

STATEMENT OF RESERVES DATA AND OTHER INFORMATION

G-7

SELECTED FINANCIAL INFORMATION

G-16

CAPITALIZATION

G-17

DESCRIPTION OF SHARE CAPITAL

G-17

MARKET FOR SECURITIES

G-17

DIVIDEND RECORD AND POLICY

G-18

PRIOR SALES

G-18

PRINCIPAL SHAREHOLDERS

G-18

DIRECTORS AND OFFICERS

G-18

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

G-20

INDEBTEDNESS OF DIRECTORS AND OFFICERS

G-21

STOCK OPTION PLAN

G-22

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

G-22

RISK FACTORS

G-23

INDUSTRY CONDITIONS

G-27

EXPERTS

G-30

LEGAL PROCEEDINGS

G-30

MATERIAL CONTRACTS

G-31

AUDITORS, REGISTRAR AND TRANSFER AGENT

G-31

SCHEDULE A

G-32

NOTICE TO READER

Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meanings ascribed to such words and phrases under the headings "Glossary of Terms" and "Abbreviations" contained in the Information Circular.

INFORMATION CONCERNING SAN TELMO

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Christopher Dyakowski, San Telmo Energy Ltd., at 430 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6, phone: (604) 687-4456, or by accessing the disclosure documents available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. Financial information respecting San Telmo is provided in San Telmo's financial statements and management's discussion and analysis.

The following documents of San Telmo, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)

the information circular of San Telmo dated August 22, 2005 relating to the annual and extraordinary general meeting of San Telmo Shareholders held on October 17, 2005, other than the section entitled "Corporate Governance Disclosure";

(b)

the audited comparative consolidated financial statements of San Telmo as at and for the financial years ended April 30, 2005 and 2004, together with the notes thereto and the auditors' reports thereon;

(c)

the management's discussion and analysis of financial condition and results of operations for the annual comparative financial statements referred to in paragraph (b) above;

(d)

the unaudited comparative financial statements of San Telmo as at and for the three months ended July 31, 2005 and 2004;

(e)

the management's discussion and analysis of financial condition and results of operations for the annual comparative financial statements referred to in paragraph (d) above;

(f)

the material change report of San Telmo dated November 8, 2005 with respect to the Arrangement.

Any material change reports (excluding confidential reports) and comparative annual financial statements, together with the Auditors' Reports thereon, comparative interim financial statements, and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by San Telmo with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

General

San Telmo was incorporated under the Company Act (British Columbia) on October 7, 1996 under the name 528631 B.C. Ltd. by filing its memorandum and articles with the British Columbia Registrar of Companies. San Telmo filed a name change on January 31, 1997 to become San Telmo Resources Ltd. On July 11, 2001, San Telmo split its issued and authorized capital on the basis of two new shares for each old share. On August 15, 2002, San Telmo changed its name to San Telmo Energy Ltd. and consolidated its issued and authorized capital on the basis of seven old shares for each new share. On August 15, 2003, San Telmo split its issued and authorized capital on the basis of one old share for three new shares.

San Telmo's principal business office and registered office address is 430 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Intercorporate Relationships

San Telmo has one wholly-owned subsidiary, San Telmo Energy Inc., a corporation incorporated under the ABCA. The head office of San Telmo Energy Inc. is 617 - 2nd Avenue N.W., Calgary, Alberta, T2N 0E2 and its registered and records office address is Suite 1400, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5. San Telmo Energy Inc. was incorporated on November 27, 1998 under the name 808771 Alberta Ltd; it changed its name to Cobra Quest Petroleum Inc. on April 7, 1999 and to San Telmo Energy Inc. on August 30, 2001.

Business and Strategy

San Telmo is an Alberta-based oil and natural gas company engaged in the exploration for, and the development and production of, natural gas and crude oil in the Western Canadian Sedimentary Basin in Alberta. As at July 31, 2005, San Telmo employed no people at its office in Vancouver, British Columbia and two people at its office in Calgary, Alberta.

San Telmo's management has chosen a strategy to acquire, exploit and explore as it strives to add value for the San Telmo Shareholders and, at the same time, to live within the constraints of its cash flow. San Telmo's principal areas of focus are Gordondale, MacLeod and Teepee Creek, Alberta. See "Development of the Business" and "Properties of San Telmo" in this Appendix G.

Development of the Business

The following is a summary of significant events in the development of San Telmo's business over its three most recently completed financial years:

May 1, 2002 – April 30, 2003

On August 15, 2002, San Telmo changed its name to San Telmo Energy Ltd. and consolidated its issued and authorized capital on the basis of seven old shares for each new share.

On November 26, 2002, the San Telmo Shares commenced trading on the OTCBB under the trading symbol "STUOF".

On December 18, 2002, San Telmo completed a non-brokered private placement of 833,333 San Telmo Shares at a price of US$0.75 per share, for total gross proceeds of US$625,000.

On January 25, 2003, San Telmo completed a non-brokered private placement of 476,190 San Telmo Shares at a price of $1.05 per share, for total gross proceeds of approximately $500,000.

On April 3, 2003, San Telmo completed a non-brokered private placement of 416,667 San Telmo Shares at a price of US$1.20 per share, for total gross proceeds of approximately US$500,000.

On April 15, 2003, San Telmo completed a non-brokered private placement of 333,333 San Telmo Shares at a price of US$1.50 per share, for total gross proceeds of approximately US$500,000.

May 1, 2003 – April 30, 2004

In July 2003, San Telmo entered into a farm-in agreement pursuant to which it earned a 70% working interest in two sections of land in the McLeod area of west-central Alberta.

On August 13, 2003, San Telmo split the San Telmo Shares on a three-for-one basis.

On October 11, 2003, San Telmo completed a non-brokered private placement of 857,142 units at a price of US$0.70 per share, each unit consisting of one San Telmo Share and one warrant to purchase 0.5 of a San Telmo Share exercisable on or before October 10, 2004 at a price of US$1.00 per share, for total gross proceeds of approximately US$600,000.

On November 13, 2003, San Telmo acquired, through an Alberta Crown Land Sale, a prospect in the Gold Creek area of Alberta.

On December 4, 2003, San Telmo completed and tested its wells in the Gordondale area of northwest Alberta and in the McLeod area of west-central Alberta and increased its working interest from 50% to 100% in its Teepee Creek site in the Peace River Arch area of Alberta.

On December 30, 2003, San Telmo completed a non-brokered private placement of 213,262 units at a price of $1.70 per share, each unit consisting of one San Telmo Share and one warrant to purchase a San Telmo Share exercisable on or before December 31, 2005 at a price of $2.00 per share, for total gross proceeds of approximately $362,545.

In January 2004, San Telmo obtained a 50% working interest in a joint venture exploration program in the Long Coulee area of southern Alberta.

May 1, 2004 – April 30, 2005

On June 12, 2004, San Telmo completed a non-brokered private placement of 1,620,000 units at a price of $0.70 per share, each unit consisting of one San Telmo Share and one warrant to purchase a San Telmo Share exercisable on or before June 11, 2005 at a price of $0.82 per share, for total gross proceeds of approximately $1,134,000. Of the San Telmo Shares issued, 330,000 had flow-through features.

In March 2005, San Telmo secured a $5-million revolving line-of-credit with the National Bank of Canada.

Recent Developments

In June 2005, San Telmo acquired a 50% interest in an additional section of land at Gold Creek, increasing San Telmo's total acreage in the area to 960 acres.

Also in June 2005, San Telmo farmed into an exploration play in Legal in central Alberta whereby San Telmo is required to assume 50% of the well drilling costs to earn a 35% working interest in the section after payout. On October 23, 2005, a well was spudded and drilled on the section and found to be dry and was abandoned as a result.

In September 2005, San Telmo acquired a 50% interest in an additional section of land at Gold Creek, increasing San Telmo's total acreage in the area to 1,280 acres.

On November 1, 2005, San Telmo entered into the Arrangement Agreement, as amended and restated on November 14, 2005. See "Part II – The Arrangement" in the Information Circular and the Arrangement Agreement attached as Appendix D to the Information Circular for further information regarding the Arrangement.

Business Cycle and Seasonality

San Telmo's business is generally cyclical, in keeping with the nature of the oil and gas industry. Revenue from oil fluctuates with world supply and demand, while natural gas prices are influenced by levels of storage, estimates of current and forecast supply and weather expectations. Further, the exploration for and development of oil and natural gas reserves is dependent on access to areas where activity is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access to San Telmo's properties in certain circumstances.

Trends

Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In recent months, prices have remained high for both crude oil and natural gas. Natural gas prices are greatly influenced by the economy in North America. Currently, there is a shortage of natural gas production and natural gas storage levels are low.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is ultimately priced in U.S. dollars.

An additional trend relates to the size of companies in which investors are willing to invest. Larger market capitalization companies provide for greater liquidity and, as a result, appear to be more attractive; however, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to current commodity prices.

Royalty trusts have emerged as important participants in the oil and gas industry in Canada in recent years. Royalty trusts are generally focused on the development and exploitation of existing reserves with operating cash flow, subject to reinvestment requirements, being distributed to unitholders. High commodity prices and low interest rates have created a widespread following amongst investors for such vehicles, with the result that the cost of capital is generally lower than for conventional exploration and development companies. Availability of capital for exploration and development companies may also be affected, as is the ability to attract and compensate qualified staff. Royalty trusts are aggressive purchasers of producing properties, increasing competition and costs for acquisitions.

A final trend appears to be the establishment of a number of start-up companies with experienced management teams that are available as a result of the industry consolidation in recent years. This may also result in increased competition for many of the corporate and property acquisitions that will be available.

PROPERTIES OF SAN TELMO

The following, unless otherwise specified, is a description of San Telmo's principal oil and natural gas properties as at April 30, 2005. Unless otherwise specified, gross and net acres and well count information are as at April 30, 2005. Reserve amounts are stated, before the deduction of royalties, as at April 30, 2005 based on forecast cost and price assumptions as evaluated in the San Telmo Engineering Report. See "Statement of Reserves Data and Other Information" in this Appendix G.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Producing Properties

Gordondale

Sam Telmo's Gordondale project is located in northwest Alberta. In May 2004, production from the Gordondale 14-22 well commenced at a rate of 326.6 boe/d gross (240 boe/d net). From May 2005 to September 2005, San Telmo's share of production from the Gordondale 14-22 well averaged approximately 158 boe/d before royalties.

In March 2004, San Telmo purchased an additional section of land at Gordondale, situated immediately adjacent to the initial discovery. Several follow-up locations from the Company's 14-22 discovery have been identified. San Telmo has a 73.6% working interest in current production (14-22 well) and a 100% working interest in the follow-up locations. A well was spudded at 16-22 on August 6, 2005 and has reached total depth and been cased. Two potential zones were tested and found to be unproductive. San Telmo is currently evaluating other zones up hole.

McLeod

San Telmo's McLeod project is located in west-central Alberta. In April 2004, San Telmo completed construction and installation of a 5.1 kilometer gas gathering system and condensate storage facility and commenced production from its 6-18 well (in which San Telmo has a 70% working interest) at an initial restricted rate of 118 boe/d (82.6 boe/d net). Although the well is capable of producing up to approximately 2,500 Mcf of natural gas per day, problems with the pipeline operator's systems and plant turnarounds have restricted production. From May 2005 to September 2005, San Telmo's share of production from the well has averaged 1,500 Mcf per day.

Teepee Creek

San Telmo's Teepee Creek project is located in northwest Alberta. San Telmo owns 100% of the Teepee Creek 4-10 gas well, which produces from a Charlie Lake erosional edge. San Telmo's second Teepee Creek well (6-3) has been drilled to total depth and completed as an oil well. Both the 4-10 and 6-3 wells have been tied into a neighbouring processing plant and commenced production in late December 2004. From May 2005 to September 2005, production from both wells averaged 79 boe/d.

Subsequent to April 30, 2005, a well at 8-3 was drilled and cased as a gas well and will be tied in and placed on production in early 2006.

Mahaska

San Telmo's Mahaska project is located in west-central Alberta. San Telmo has a 30% interest in the Mahaska well, which has been producing since January 2003 and averaged production of 11.3 boe/d net to San Telmo for the year ended April 30, 2005. From May 2005 to September 2005, San Telmo's share of production on the Mahaska well averaged 9 boe/d.

Legal

In June 2005, San Telmo farmed into an exploration play in Legal in central Alberta whereby San Telmo is required to assume 50% of the well drilling costs to earn a 35% working interest in the section after payout. On October 23, 2005, a well was spudded and drilled on the section and found to be dry and was abandoned as a result.

Exploration and Exploitation Prospects Gold Creek

San Telmo owns 100% of the Gold Creek prospect, which lies approximately 13 kilometers southeast of the city of Grande Prairie in northwest Alberta. San Telmo has acquired one section of land up-dip from a thick lower Charlie Lake carbonate unit that has a potential oil-water contact on logs. Potential targeted reserves are in the order of 100,000 bbls per well. In June 2005, San Telmo acquired at Alberta Crown Land Sales a 50% working interest in a section of land adjacent to its other holdings in the area and in September 2005, San Telmo acquired an additional 50% interest in a nearby section. Rolling Thunder exercised an option on October 21, 2005 to earn a 55% working interest in a well spacing unit by purchasing at least two miles of seismic data and drilling, at its own cost, a test well on this property.

Boundary Lake

San Telmo's Boundary Lake prospect is located in northwest Alberta. San Telmo owns 100% of the Boundary Lake prospect, which is a 4,900 feet (1,500 meter) Triassic Boundary Lake target. The prospect is offsetting a Boundary Lake pool which has produced 651,000 bbls of oil to date and is between two wells which produced 47,000 and 8,000 bbls of oil, respectively. In February 2005, San Telmo acquired, via Crown Land Sale, one additional section of land immediately west of its current petroleum and natural gas lease holdings at Boundary Lake. Rolling Thunder exercised an option on November 4, 2005 to earn a 60% working interest in a well spacing unit by purchasing at least two miles of seismic data and drilling, at its own cost, a test well on this property.

Mitsue

San Telmo's Mitsue prospect is located in central Alberta. San Telmo owns 100% of the Mitsue prospect, which is a 3,900 feet (1,200 meter) Lower Gething channel sand target. Pressure analysis of the existing shut-in non-producing Gething pool indicates that 0.5 to 1.0 bcf of natural gas remains to be recovered. The property is being held for future activities. Rolling Thunder has an option to be exercised on or before January 15, 2006 to earn a 60% working interest in a well spacing unit by purchasing at least two miles of seismic data and drilling, at its own cost, a test well on this property.

Morinvile

San Telmo's Morinville prospect is located in central Alberta. San Telmo has a 50% interest in the Morinville prospect, which is a 3,900 feet (1,200 meter) Ellerslie Sand target. The prospect concept is to drill an existing Ellerslie gas pool that was abandoned in 1961. Pressure studies of the pool suggest that 1.0 to 3.0 bcf of reserves may be remaining in the pool and that abandonment of the pool in 1961 was premature. The property is being held for future activities. Rolling Thunder has an option to be exercised on or before January 15, 2006 to earn a 60% working interest in a well spacing unit by purchasing at least two miles of seismic data and drilling, at its own cost, a test well on this property.

STATEMENT OF RESERVES DATA AND OTHER INFORMATION

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by AJM in the San Telmo Engineering Report which has an effective date of April 30, 2005 and a preparation date of August 18, 2005. The San Telmo Engineering Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in Canadian Securities Administrators' National Instrument 51-101 ("NI 51-101") and the COGE Handbook. The Reserves Data summarizes the oil, natural gas and NGL reserves of San Telmo and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. San Telmo engaged AJM to provide an evaluation of the Proved Reserves and Proved plus Probable Reserves (as such terms are defined below) of San Telmo. No attempt was made to evaluate possible reserves.

All evaluations of future net revenue are stated after the deduction of future income tax expenses (unless otherwise noted in the tables), royalties, development costs, production costs and well abandonment costs, but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of San Telmo's reserves. There is no assurance that the forecast price and cost assumptions contained in the San Telmo Engineering Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates on San Telmo's properties herein are estimates only. The actual reserves on San Telmo's properties may be greater or less than those calculated.

Disclosure provided in this Appendix G in respect of boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The Report on Reserves Data by AJM in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are included in Schedule A to this Appendix G.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 30, 2005

CONSTANT PRICES AND COSTS

				Reserves
	Light and Medium Oil			Natural Gas			NGL
Reserves Category	Gross (Mbbls)		Net (Mbbls)	Gross (MMcf)	Net (MMcf)		Gross (Mbbls)	Net (Mbbls)
Proved
Developed Producing	89.9		74.7	2,950.1	1,653.9		45.9	21.4
Developed Non-Producing	-		-	-	-		-	-
Undeveloped	33.6		25.1	1,411.4	1,015.7		17.0	10.7
Total Proved	123.5		99.8	4,361.5	2,669.6		62.9	32.1
Probable	698.7		536.6	2,686.2	1,766.4		36.2	20.9
Total Proved plus Probable	822.2		636.4	7,047.7	4,436.0		99.1	53.0
			Net Present Values of Future Net Revenue
Before Income Taxes Discounted at (%/year)(1)					After Income Taxes Discounted at (%/year)
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)
Proved Developed Producing	16,633	14,399	12,768	11,526	13,899	12,116	10,833	9,863
Developed Non-Producing	-	-	-	-	-	-	-	-
Undeveloped	5,980	4,993	4,240	3,651	3,981	3,247	2,696	2,271
Total Proved	22,613	19,392	17,008	15,177	17,880	15,363	13,529	12,134
Probable	31,711	25,311	20,688	17,229	20,956	16,425	13,171	10,748
Total Proved plus Probable	54,324	44,703	37,696	32,406	38,836	31,788	26,700	22,882

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of April 30, 2005

CONSTANT PRICES AND COSTS

Reserves	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Developed Producing	30,560.3	9,579.1	4,348.0	-	-	16,633.3	2,734.4	13,898.9
Proved Developed Non-Producing	-	-	-	-	-	-	-	-
Proved Undeveloped	13,356.5	2,886.0	2,443.2	1,936.6	111.2	5,979.5	1,998.8	3,980.7
Total Proved	43,916.8	12,465.1	6,791.2	1,936.6	111.2	22,612.8	4,733.2	17,879.6
Probable	64,250.5	15,579.2	9,649.7	6,926.2	384.2	31,711.2	10,755.3	20,955.9
Total Proved & Probable	108,167.3	28,044.3	16,440.9	8,862.8	495.4	54,324.0	15,488.5	38,835.5

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of April 30, 2005

CONSTANT PRICES AND COSTS

Future Net Revenue Before
Income Taxes

(discounted at 10%/year)

		Future Net Revenue Before Income Taxes (discounted at 10%/year) ($M)
Total Proved
	Light and medium Crude Oil (including solution gas and other by-products)	5,156.5
	Associated and Non-Associated Gas (including by-products)	10,125.7

	Other Revenue	1,725.8

	Total	17,008.0
Total Proved and Probable
	Light and medium Crude Oil (including solution gas and other by-products)	21,837.9
	Associated and Non-Associated Gas (including by-products)	13,414.7
		35,252.6

	Other Revenue	2,443.3

	Total	37,695.9

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 30, 2005

FORECAST PRICES AND COSTS

Reserves
Light and Medium Oil	Natural Gas	NGL
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved
Developed Producing	89.9	74.7	2,950.1	1,672.9	45.9	21.4
Developed Non-Producing	-	-	-	-	-	-
Undeveloped	33.6	25.1	1,411.4	1,019.2	17.0	10.8
Total Proved	123.5	99.8	4,361.5	2,692.1	62.9	32.2
Probable	694.3	532.4	2,664.6	1,763.9	35.8	20.8
Total Proved plus Probable	817.8	632.2	7,026.1	4,456.0	98.7	52.9
Net Present Values of Future Net Revenue
Before Income Taxes Discounted at (%/year)	After Income Taxes Discounted at (%/year)
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)
Proved
Developed Producing	15,877	13,823	12,325	11,183	13,381	11,721	10,529	9,626
Developed Non-Producing	-	-	-	-	-	-	-	-
Undeveloped	5,417	4,542	3,871	3,343	3,601	2,941	2,445	2,060
Total Proved	21,294	18,365	16,196	14,526	16,982	14,662	12,974	11,686
Probable	26,143	21,017	17,288	14,475	17,248	13,566	10,906	8,915
Total Proved plus Probable	47,437	39,382	33,484	29,001	34,230	28,228	23,880	20,601

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of April 30, 2005

FORECAST PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment & Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Developed Producing	29,928.9	9,332.6	4,719.5	-	-	15,876.7	2,496.2	13,380.5
Developed Non-Producing	-	-	-	-	-	-	-	-
Underdeveloped	12,952.7	3,302.6	2,648.4	1,975.4	133.0	4,893.2	1,291.9	3,601.4
Total Proved	42,881.5	12,111.9	7,368.0	1,975.4	133.0	21,293.4	4,311.5	16,981.9
Probable	58,364.3	15,479.4	10,355.2	7,025.9	479.0	25,024.9	7,776.5	17,248.4
Total Proved plus Probable	101,245.9	26,472.7	17,723.1	9,001.3	611.9	47,436.8	13,206.5	34,230.3

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of April 30, 2005

FORECAST PRICES AND COSTS

		Future Net Revenue Before Income Taxes (discounted at 10%/year) ($M)
Total Proved
	Light and medium Crude Oil (including solution gas and other by-products)	4,727.0
	Associated and Non-Associated Gas (including by-products)	9,804.0

	Other Revenue	1,664.8

	Total	16,195.8
Total Proved and Probable
	Light and medium Crude Oil (including solution gas and other by-products)	18,218.9
	Associated and Non-Associated Gas (including by-products)	12,930.7
		31,149.6

	Other Revenue	2,334.2

	Total	33,483.8

RECONCILIATION OF COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

Canada		Light and Medium Oil			Natural Gas		Total
	Net Proved (Mbbls)	Net Probable (Mbbls)	Net Proved plus Probable (Mbbls)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved plus Probable (MMcf)	Net Proved plus Probable
At April 30, 2004	83.4	56.9	140.3	688.0	669.0	1,357.0	366.5
technical revisions	(7.5)	145.6	138.1	1,634.4	125.2	1,759.6	431.3
discoveries	53.5	355.0	408.5	224.5	972.1	1,196.6	607.9
production	(2.5)	-	(2.5)	(122.7)	-	(122.7)	(23.0
At April 30, 2005	131.9	557.5	689.4	2,669.6	1,766.3	4,435.9	1,428.7

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

	2005	2004
	($M)	($M)
Estimated Future Net Revenue at Beginning of Year	$ 5,652	$ 358
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(3,070)	(274)
Net Change in Prices, Production Costs and Royalties Related to Future Production	3,634	164
Discoveries	4,209	5,707
Net Change from Revisions in Quantity Estimates	2,748	(283)
Accretion of Discount	56	36
Net Change in Income Taxes	299	(55)
Estimated Future Net Revenue at End of Year	$ 13,529	$ 5,652

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of May 1, 2005
FORECAST PRICES AND COSTS

Natural Gas Price Forecast

Natural Gas Liquids Pricing	Sulphur
Crude Oil Pricing	Edmonton Par Prices	Natural Gas Pricing	Pricing
WTI at
Cushing	Edmonton	Alberta
Oklahoma	City	Ethane	Propane	Butane	AECO	Price	NYMEX
Inflation	Exchange	U.S.$/bbl	Cdn.$/bbl	$/bbl	$/bbl	$/bbl	$/Mcf	U.S.$/Mcf	$/LT
Rate	Rate	Current	Current	Current	Current	Current	Current	Current	Current
Historical
1991	5.8%	0.873	$21.50	$23.39 n/a	$11..92	$15.26	n/a	n/a $53.45
1992	1.9%	0.828	$20.58	$23.82 n/a	$10.50	$14.04	n/a	n/a $19.77
1993	1.8%	0.776	$18.46	$21.94 n/a	$14.10	$13.64	n/a	n/a ($9.68)
1994	0.2%	0.730	$17.18	$22.27 n/a	$12.53	$13.45	n/a	n/a $16.57
1995	2.2%	0.729	$18.42	$24.19 n/a	$13.90	$13.70	n/a	n/a $30.07
1996	1.5%	0.733	$21.98	$29.39 n/a	$22.31	$17.15	N/A	n/a $14.44
1997	1.6%	0.722	$20.60	$27.98 n/a	$19.41	$19.02	$1.71	$2.59 $11.50
1998	0.7%	0.675	$14.38	$20.35 n/a	$11.97	$12.92	$2.07	$2.11 ($6.51)
1999	1.8%	0.648	$19.29	$27.60 $8.09	$13.21	$14.39	$2.75	$2.07 $6.93
2000	2.6%	0.674	$30.22	$44.03 $14.10	$32.59	$36.51	$5.01	$3.92 $13.59
2001	2.5%	0.646	$25.87	$39.03 $17.20	$30.62	$30.49	$6.27	$4.38 ($14.50)
2002	2.3%	0.636	$26.11	$40.16 $11.21	$20.92	$27.78	$4.07	$3.25 $9.91
2003	2.8%	0.710	$31.01	$43.17 $18.43	$32.31	$36.03	$6.70	$5.40 $41.36
2004	1.8%	0.770	$41.45	$52.75 $19.04	$35.20	$44.07	$6.57	$6.09 $40.50
2
0 Q1	2.0%	0.815	$49.87	$61.83 $19.78	$52.72	$49.37	$6.88	$6.62 $40.00
0 Q2-Q4	2.0%	0.820	$52.00	$62.30 $21.60	$40.50	$49.85	$7.50	$7.15 $40.00
5 Average	2.0%	0.816	$51.42	$82.21 $21.15	$43.55	$49.73	$7.34	$7.02 $40.00
Forecast
2005 full year	0.0%	0.820	$52.00	$62.30 $21.60	$40.50	$49.85	$7.50	$7.15 $40.00
2006	2.0%	0.820	$50.95	$61.00 $21.60	$39.65	$48.80	$7.50	$7.15 $30.00
2007	2.0%	0.820	$49.95	$59.80 $21.30	$38.85	$47.85	$7.40	$7.10 $20.00
2008	2.0%	0.820	$47.75	$57.10 $20.40	$37.10	$45.70	$7.10	$6.80 $15.00
2009	2.0%	0.820	$46.55	$55.65 $19.20	$36.15	$44.50	$6.70	$6.50 $15.30
2010	2.0%	0.820	$44.15	$52.70 $18.60	$34.25	$42.15	$6.50	$6.30 $15.60
2011	2.0%	0.820	$40.55	$48.30 $20.10	$31.40	$38.65	$7.00	$6.75 $15.90
2012	2.0%	0.820	$41.35	$49.30 $20.70	$32.05	$39.45	$7.20	$6.90 $16.20
2013	2.0%	0.820	$42.15	$50.30 $21.30	$32.70	$40.25	$7.40	$7.05 $16.50
2014	2.0%	0.820	$43.00	$51.30 $21.60	$33.35	$41.05	$7.50	$7.15 $16.85
2015	2.0%	0.820	$43.85	$52.35 $22.20	$34.05	$41.90	$7.70	$7.30 $17.20
2016	2.0%	0.820	$44.75	$53.45 $22.80	$34.75	$42.75	$7.90	$7.45 $17.55
2017	2.0%	0.820	$45.65	$54.55 $23.40	$35.45	$43.65	$8.10	$7.60 $17.90
2018	2.0%	0.820	$46.60	$55.70 $23.85	$36.20	$44.55	$8.25	$7.75 $18.25
2019	2.0%	0.820	$47.50	$56.80 $24.30	$36.90	$45.45	$8.40	$7.90 $18.60
2020	2.0%	0.820	$48.45	$57.95 $25.20	$37.65	$46.35	$8.70	$8.10 $19.00
2021	2.0%	0.820	$49.40	$59.10 $25.80	$38.40	$47.30	$8.90	$8.25 $19.40
2022	2.0%	0.820	$50.40	$60.35 $26.25	$39.25	$48.30	$9.05	$8.40 $19.80
2023	2.0%	0.820	$51.45	$61/60 $26.70	$40.05	$49.30	$9.20	$8.55 $20.20
2024	2.0%	0.820	$52.45	$62.85 $27.60	$40.85	$50.30	$9.50	$8.75 $20.60
2025+	2.0%	0.820	2.0%	2.0% 2.0%	2.0%	2.0%	2.0%	2.0% 2.0%

SUMMARY OF PRICING ASSUMPTIONS
as of April 30, 2005
CONSTANT PRICES AND COSTS

Constant prices were based on market prices posted at or near April 30, 2005. Adjustments for oil differential and gas heating values were then applied to arrive at a company average. Capital and operating costs were not inflated to reflect constant dollars. All prices are stated in Canadian dollars unless otherwise indicated.

Posted Prices at: April 30, 2005 Oil Edmonton Par	$63.88/bbl
WTI Oil – NYMEX Oil Hardisty Lloyd Blend	U.S.$49,72/bbl $35.28/bbl
Natural Gas – AECO	$7.31/GJ	$7.71/Mcf
Exchange Rate to US		0.7956
Natural Gas – NYMEX		U.S.$6.64/Mcf

Notes:

(1)

"Gross reserves" are San Telmo's working interest (operating or non-operating) share before deducting royalties. "Net reserves" are San Telmo's working interest (operating or non-operating) share after deduction of royalty obligations.

(2)

"Proved" reserves are those reserves than can be estimated with a high degree of certainty to be recoverable. It is unlikely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)

"Probable" reserves are those that are less certain to be recovered than proved reserves. It is equally likely that the remaining quantities recovered will be greater or less than the sum of the proved plus probable reserves.

(4)

"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put reserves on production.

(5)

"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6)

"Developed Non-Producing" reserves are those reserves that have either not been on production or have previously been on production, but they are shut-in and the date of resumption of production is not known.

(7)

"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Based on the evaluation carried out by AJM and reflected in the San Telmo Engineering Report, San Telmo attributed 1,016 MMcf of natural gas to Proved Undeveloped Reserves and 1,766 MMcf of natural gas to Probable Undeveloped Reserves for the year ended April 30, 2005.

Approximately 38% of San Telmo's Probable Undeveloped Reserves are attributable to the Gordondale property. San Telmo developed a significant portion of these Undeveloped Reserves in fiscal year 2005. In the event that the Arrangement is not completed, San Telmo expects to develop the majority of these Undeveloped reserves in the fiscal years ended April 30, 2006 and 2007.

Significant Factors or Uncertainties

For details of significant economic factors or uncertainties affecting the reserves data of San Telmo, see "Risk Factors" and "Industry Conditions" in this Appendix G.

Future Development Costs

The following table describes San Telmo's forecast for future development costs for the reserves categories noted below, calculated using no discount and a 10% discount:

Constant Prices and Costs

Forecast Prices and Costs

(M$)

(M$)

Year	Proved Reserves
2005	0
2006	1,937
2007	-
2008	-
2009	-
2010	-
Remainder	-
Total (Undiscounted)	1,937
Total (Discounted at 10%)	1,732
Proved Reserves	Proved Plus Probable Reserves
0	1,940
1,975	7,060
-	-
-	-
-	-
-	-
-	-
1,975	9,001
1,767	8,207

Future development costs will be funded primarily by cash flow and, where there is a shortfall, additional funding is expected to be available within existing bank credit lines. San Telmo does not expect its reserves and future net revenue to be materially affected by the costs of funding future development expenditures.

Other Oil and Gas Information

Landholdings

San Telmo's developed and undeveloped landholdings as at April 30, 2005 are set forth in the following table:

Undeveloped

Developed

Total

(acres)

(acres)

(acres)

Location

Gross

Net

Gross

Net

Gross

Net

Alberta

8,320

7,680

4,640

2,230

12,960

9,910

Total

8,320

7,680

4,640

2,230

12,960

9,910

Oil and Natural Gas Wells

The following table summarizes San Telmo's interest as at April 30, 2005 in wells that are producing or which San Telmo considers to be capable of production:

		Producing Wells		Shut-in Wells(1)
	Oil		Natural Gas	Oil	Natural Gas
Location	Gross	Net	Gross	Net Gross Net	Gross	Net
Alberta	2.0	1.7	3.0	2.0 - -	1.0	0.4
Total	2.0	1.7	3.0	2.0 - -	1.0	0.4

Note:

(1)

"Shut-in Wells" refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

Properties with No Attributed Reserves

San Telmo has an interest in 8,320 gross (7,680 net) acres in Alberta to which no reserves have been attributed. Approximately 64% of San Telmo's gross landholdings are considered undeveloped.

Forward Contracts

At April 30, 2005, San Telmo had no price hedging contracts in place.

Abandonment & Reclamation Costs

Abandonment costs for existing and future reserves wells have been estimated by AJM based on data specific to San Telmo's operating areas as provided by the AEUB. Reclamation costs for leases have been estimated by San Telmo based on historical average costs as provided by the AEUB. This data and the procedures used for calculating abandonment liabilities is consistent with those endorsed by the AEUB using their "Licensee Liability Rating

System".

The undiscounted abandonment liability, net of estimated salvage value, in respect of San Telmo's total Proved Reserves, as estimated in the San Telmo Engineering Report, is $111,000 using constant prices and costs and San Telmo does not expect costs to exceed that amount. The expected undiscounted cost over the next three years is nil.

Tax Horizon

Using natural gas price assumptions consistent with the San Telmo Engineering Report, San Telmo does not expect to pay cash income taxes for the year ended April 30, 2006, but may be subject to capital tax for such year.

Costs Incurred

The following table outlines the costs incurred by San Telmo during the financial year ended April 30, 2005 for acquisitions, dispositions and capital expenditures:

Amount
Nature of Cost	(M$)
Property Acquisition Costs Proved	-
Unproved	275
Exploration Costs	1,061
Development Costs	1,550
Total	2,886

Exploration and Development Activities

The following table summarizes the results of exploration and development activities of San Telmo during the financial year ended April 30, 2005:

	Gross	Net
Development Wells Gas	-	-
Oil	-	-
Service	-	-
Dry	-	-
Exploratory Wells Gas	-	-
Oil	1.0	1.0
Service	-	-
Dry	1.0	0.25
Total Wells	2.0	1.25

San Telmo planned a 2006 capital program with exploration and development expenditures budgeted at $8.2 million. San Telmo's total proposed capital program requires San Telmo's participation in the drilling of 7 (7 net) wells, primarily on the properties discussed under "Properties of San Telmo" in this Appendix G. San Telmo incurred approximately $1.0 million in exploration and development expenditures during the first quarter of its 2005/2006 financial year.

Production Estimates

The following table summarizes the total estimated production of San Telmo for the year ended April 30, 2006 using forecast prices and costs:

Estimated Production

Forecast Prices and Costs
Light and Medium Crude Oil (Mbbls)	2.1
Natural Gas (MMcf)	585.0
NGL (Mbbls)	7.8

Production History

The following table sets forth San Telmo's average daily production volumes and prices for the periods indicated:

			Three Months Ended			Year Ended
	July 31, 2004	October 31, 2004	January 31, 2005	April 30, 2005	July 31, 2005	April 30, 2005
Average Daily Production Light and Medium Oil (bbls)	98	59	84	48	95	72
NGL (bbls)	8	4	16	21	21	12
Natural Gas (Mcf)	1,111	870	2,025	2,399	2,361	1,540
Aggregate (boe)	291	207	438	452	510	346
Prices Light and Medium Oil ($/bbl)	48.96	56.92	48.15	63.67	58.18	52.72
NGL ($/bbl)	34.64	44.38	40.06	44.70	49.09	41.43
Natural Gas ($/Mcf)	6.65	6.28	6.54	7.91	7.92	6.99
All Production Price ($/boe)	42.40	43.27	40.97	49.07	50.00	44.20
Royalties ($/boe)	8.13	6.94	10.82	14.83	11.73	10.80
Production Costs ($/boe)	7.81	8.87	10.04	9.33	4.34	9.17
Netback ($/boe)	26.46	27.46	20.11	24.91	28.93	24.23

SELECTED FINANCIAL INFORMATION

The following tables summarize selected financial information of San Telmo as at and for the periods indicated and should be read in conjunction with the San Telmo Financial Statements incorporated by reference in this Information Circular.

	Three Months Ended July 31, 2005 ($)	Year Ended April 30, 2005 ($)	Year Ended April 30, 2004 (reclassified) ($)	Year Ended April 30, 2003 ($)
Revenue,	1,787,248	4,244,764	328,197	164,291
Operating income	852,212	1,257,299	16,895	131,861
Net income (loss)	68,348	(1,692,190)	(2,086,616)	(1,884,545)
Per San Telmo Share (basic and diluted)	0.00	(0.04)	(0.06)	(0.16)
Total assets	10,569,999	9,253,036	6,717,019	2,611,852
Working capital (deficiency) (before bank debt)	325,389	157,187	(2,253,617)	1,255,014
Bank debt	2,300,000	2,124,106	-	-
Shareholders' equity	5,876,161	5,380,563	4,017,613	2,489,131

		Three Months Ended
	July 31, 2004 ($)	October 31, 2004 ($)	January 31, 2005 ($)	April 30, 2005 ($)
Revenue	929,399	635,297	1,181,775	1,539,318
Operating income (loss)	318,282	(38,950)	116,415	861,551
Net income (loss)	(253,940)	(656,442)	(471,207)	(310,601)
Per San Telmo Share (basic and diluted)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	9,124,276	8,845,458	8,826,255	9,253,036
Working capital (deficiency) (before bank debt)	(14,069)	(33,823)	(1,879,828)	157,187
Bank debt	383,332	558,703	566,672	2,124,106
Shareholders' equity	6,782,548	6,216,106	4,717,349	5,380,563

		Three Months Ended
	July 31, 2003	October 31, 2003	January 31, 2004	April 30, 2004
	($)	($)	($)	($)
Revenue	97,266	58,575	66,337	106,018
Operating income	67,867	25,211	43,435	(114,945)
Net income (loss)	(160,055)	(1,374,841)	(326,378)	(225,342)
Per San Telmo Share (basic and diluted)	(0.01)	(0.04)	(0.01)	(0.01)
Total assets	3,769,247	4,351,463	5,553,376	6,717,019
Working capital (before bank debt)	658,750	(48,909)	(827,821)	(2,253,617)
Bank debt	-	-	-	-
Shareholders' equity	3,273,526	3,807,609	3,953,777	4,017,613

CAPITALIZATION

The following table outlines San Telmo’s capitalization as at the dates noted.

	Authorized	Outstanding as at April 31, 2005	Outstanding as at July 31, 2005 before giving effect to the Arrangement	Outstanding as at July 31, 2005 after giving effect to the Arrangement
Share Capital
San Telmo Shares (1)	300,000,000	$10,414,878 (44,768,502 shares)	$10,414,878 (44,768,502 shares)	$16,942,826 (4) (29,847,584)

San Telmo Warrants (2)		$Nil (1,833,262 warrants)	$Nil (1,833,262 warrants)	$Nil (916,631 warrants)

Debt:
Bank line-of-credit (3)	$5,000,000	$2,124,106	$2,300,000	$Nil

Notes:

(1)

San Telmo is authorized to issue up to 300,000,000 San Telmo Shares. See “Description of Share Capital” in this Appendix. There are also 3,700,000 San Telmo Shares issuable upon exercise of the San Telmo Options.

(2)

213,262 San Telmo Warrants are exercisable at a price of $2.00 per San Telmo Share until December 31, 2005, 1,620,000 San Telmo Warrants are exercisable at a price of $0.82 per San Telmo Share until June 11, 2006. See “Description of Share Capital”.

(3)

San Telmo has a $5.0 million revolving line-of-credit from a Canadian chartered bank. The line-of-credit is secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all assets of San Telmo.

(4)

This represents the number of NewCo Class A Shares that will be outstanding after giving effect to the Arrangement. There will also be 810,000 NewCo Class B Shares outstanding after giving effect to the Arrangement.

DESCRIPTION OF SHARE CAPITAL

San Telmo is authorized to issue up to 300,000,000 San Telmo Shares without par value. Holders of San Telmo Shares are entitled to one vote per San Telmo Share at meetings of shareholders of San Telmo and are entitled to dividends if, as and when declared by the board of directors of San Telmo. Upon the liquidation, dissolution or winding-up of San Telmo, San Telmo Shareholders will be entitled to receive, pro rata, the remaining property of San Telmo. As at the date hereof, there are 44,768,502 San Telmo Shares issued and outstanding. As at the date hereof, there are San Telmo Options outstanding entitling the holders thereof to acquire 3,700,000 San Telmo Shares. In addition, as at the date hereof, there are San Telmo Warrants outstanding entitling the holders thereof to purchase (i) 213,262 San Telmo Shares on or before December 31, 2005 at an exercise price of $2.00 per share and (ii) 1,620,000 San Telmo Shares on or before June 11, 2006 at an exercise price of $0.82 per share.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding San Telmo Shares have been listed and posted for trading on the TSXV under the trading symbol "STU" since December 8, 1997. The following table sets forth the market price ranges and the aggregate volume of trading of the San Telmo Shares on the TSXV for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume
2004
Quarter ended January 31	2.38	1.25	1.60	2,350,350
Quarter ended April 30	1.55	0.94	1.08	869,630
Quarter ended July 31	1.24	0.67	0.67	1,670,490
Quarter ended October 31	0.80	0.50	0.63	945,170
2005
Quarter ended January 31	0.79	0.49	0.61	917,320
Quarter ended April 30	0.65	0.48	0.48	1,519,760
Quarter ended July 31	0.53	0.36	0.49	1,525,240
August	0.55	0.45	0.54	578,710
September	0.64	0.48	0.50	799,930
October	0.51	0.37	0.44	411,150
November 1 to 15	0.52	0.40	0.41	934,742

DIVIDEND RECORD AND POLICY

San Telmo has not paid any dividends to date and has no intention of paying any dividends in the foreseeable future.

PRIOR SALES

The table below sets out the prices at which San Telmo Shares have been sold in the 12 months prior to the date hereof and the number of San Telmo Shares sold at each price.

Method of Sale	Price per San Telmo Share ($)	Number of San Telmo Shares	Net amount received by San Telmo ($)	Nature of Consideration Received by San Telmo
Exercise of Options	$0.25	300,000	75,000	Cash
Exercise of warrants	$0.06	1,500,000	90,000	Cash
Private placement	$0.70	1,620,000	1,134,000	Cash

PRINCIPAL SHAREHOLDERS

To the best knowledge of the directors and senior officers of San Telmo, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of voting securities of San Telmo as at the date hereof.

DIRECTORS AND OFFICERS

The following table sets forth the names of the directors and executive officers of San Telmo, their provinces and countries of residence, positions and offices with San Telmo and their principal occupations:

Name and Municipality of Residence	Position	Principal Occupation	Director or Officer Since

Brian J. Bass (1)(3) Alberta, Canada	President, Chief Executive Officer and Director

President and Chief Executive Officer of San

Telmo from May 1, 2002 to present; Vice President,

Land and Business Development for America

Leduc Petroleum, an oil and gas exploration and

production company, from 2000 to 2002; Manager

of Land for Archean Energy Ltd, an oil and gas

exploration and production company, from 1998 to

2000.

July 17, 2001
William E. Schmidt (1)(2)(3) British Columbia, Canada	Director	Partner, Hemsworth, Schmidt, Barristers & Solicitors since May 31, 1971	October 7, 1996
Christopher I. Dyakowski (3) British Columbia, Canada	Director	Independent mining exploration geologist since 1980.	November 26, 1996
Stanley R. Herdman (3) Alberta, Canada	Chief Financial Officer

Chief Financial Officer of San Telmo from May 17,

2004 to present; Independent accounting consultant,

October 2003 to April 2004; Senior Accountant,

RW St. Louis, Chartered Accountants, January 1999 to September 2003

May 17, 2004

Notes:

(1)

Member of the Audit and Finance Committee.

(2)

Member of the Corporate Governance Committee.

(3)

Member of the Disclosure Committee.

San Telmo does not have an executive committee of the board of directors. All of the directors of San Telmo were re-elected as directors at San Telmo's annual meeting of shareholders held on October 17, 2005 and will hold their offices until the next annual meeting of shareholders of San Telmo or until their successors are duly elected or appointed, unless their offices are earlier vacated. All directors stand for election at each annual meeting of shareholders of San Telmo.

As at the date hereof, the directors and officers of San Telmo beneficially own, directly or indirectly, or exercise control or direction over 3,142,624 San Telmo Shares, or approximately 7.0% of the outstanding San Telmo Shares (5,782,624 San Telmo Shares, or approximately 11.5% of the outstanding San Telmo Shares, on a fully diluted basis).

Cease Trade Orders or Bankruptcies

No director, executive officer or controlling shareholder of San Telmo has, within the 10 years preceding the date hereof, been a director or officer of any companies that, while that person was acting in such capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director, executive officer or controlling shareholder of San Telmo has, within the 10 years preceding the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No director, officer or controlling shareholder of San Telmo has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of San Telmo will be subject to in connection with the operations of San Telmo. In particular, certain of the directors and officers of San Telmo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of San Telmo or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of San Telmo. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with San Telmo are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of San Telmo. Certain of the directors of San Telmo have either other employment or other business or time restrictions placed on them and accordingly, these directors of San Telmo will only be able to devote part of their time to the affairs of San Telmo.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Named Executive Officers

San Telmo currently has two executive officers (the "Named Executive Officers"). The table below sets forth compensation in respect of the Chief Executive Officer and Chief Financial Officer for the financial years ended April 30, 2005, 2004 and 2003.

		Annual Compensation				Long-term Compensation
Name and Principal Position	Year Ended April 30,	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	San Telmo Shares under San Telmo Options Granted ($)	Restricted Shares or Restricted Share Units ($)	San Telmo Warrants ($)	All Other Compensation(2) ($)
Brian J. Bass	2005	129,960	Nil	Nil	1,300,000	Nil	Nil	35,200
President and Chief	2004	129,960	Nil	Nil	300,000	Nil	Nil	39,600
Executive Officer	2003	129,960	Nil	Nil	Nil	Nil	Nil	27,700
Stanley R. Herdman(2)	2005	100,000	Nil	Nil	400,000	Nil	Nil	20,000
Chief Financial Officer	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-

Notes:

(1)

The value of perquisites and benefits paid to each of the Named Executive Officers was less than the lesser of $50,000 and 10% of each Named Executive Officer's salary and bonus.

(2)

Mr. Herdman became Chief Financial Officer of San Telmo on May 17, 2004. Prior to that time, he was not a Named Executive Officer.

Option Grants

The following table details information with respect to the grant of San Telmo Options to the Named Executive Officers during the financial year ended April 30, 2005:

Name	San Telmo Shares Under San Telmo Options Granted	% of Total San Telmo Options Granted to Employees in Financial Year	Exercise or Base Price ($/San Telmo Share)	Market Value of San Telmo Shares Underlying San Telmo Options on the Date of Grant ($/San Telmo Share)	Expiration Date
Brian J. Bass
President and Chief
Executive Officer	1,000,000	32%	$0.82	$0.82	May 17, 2009
Stanley R. Herdman
Chief Financial Officer	400,000	13%	$0.82	$0.82	May 17, 2009

Option Exercises

No San Telmo Options were exercised by the Named Executive Officers during the most recently completed financial year. The following table contains information relating to San Telmo Options held by the Named Executive Officers and outstanding as at April 30, 2005.

				Unexercised San Telmo Options at Year End
Name and Principal Position	San Telmo Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of San Telmo Options		Value of in-the-Money San Telmo Options(1)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Brian J. Bass President and Chief Executive Officer	Nil	Nil	500,000	500,000	120,000	120,000
Stanley R. Herdman Chief Financial Officer	Nil	Nil	200,000	200,000	Nil	Nil

Note:

(1)

The value of in-the-money San Telmo Options is calculated using the closing price of the San Telmo Shares on April 30, 2005 of $0.49 per share.

Employment Contracts and Termination of Employment Arrangements

There are no current employment contracts between San Telmo and any of its Named Executive Officers.

Other

San Telmo has no retirement plans, pension plans or other forms of retirement compensation for its employees.

Compensation of Directors

Directors are not paid annual retainer fees or fees for attendance at board or committee meetings but are reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors are entitled to participate in the San Telmo Stock Option Plan and San Telmo Options to purchase an aggregate of 900,000 San Telmo Shares have been granted to non-employee directors of which 600,000 have an exercise price of $0.82 per San Telmo Share and 300,000 have an exercise price of $0.25 per San Telmo Share. In addition, San Telmo Warrants to purchase an aggregate of 1,000,000 San Telmo Shares at an exercise price of $0.82 per share were issued to non-employee directors on June 11, 2004.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, officer, employee or former director, officer or employee or proposed nominee for election as a director of San Telmo or any associate of any such person is, nor at anytime during the year ended April 30, 2005 was, indebted to San Telmo.

STOCK OPTION PLAN

The San Telmo Stock Option Plan is designed to provide the directors, officers and employees of, and consultants to, San Telmo, as additional compensation, the opportunity to participate in the profitability of San Telmo. Pursuant to the San Telmo Stock Option Plan, the San Telmo Board may from time to time, at its discretion, grant San Telmo Options to directors, officers and employees of, and consultants to, San Telmo. The San Telmo Board fixes the exercise price of San Telmo Options at the time of grant, provided that such exercise price shall not be less than the Discounted Market Price (as defined by the TSXV) of the San Telmo Shares on the TSXV on the date of grant. The San Telmo Options are non-assignable and non-transferable. The aggregate number of San Telmo Shares reserved for issuance under the San Telmo Stock Option Plan is 8,593,700 San Telmo Shares.

The San Telmo Stock Option Plan provides, among other things, that the number of San Telmo Shares reserved for issuance to any one optionee shall not exceed 5% and the maximum number of San Telmo Shares reserved for issuance pursuant to San Telmo Options granted to insiders may not exceed 20% of the number of issued and outstanding San Telmo Shares (on a non-diluted basis) within any 12-month period.

All San Telmo Options currently outstanding under the San Telmo Stock Option Plan will expire five years from the date of grant. The San Telmo Board, subject to the policies of the TSXV, may determine and impose terms upon which each San Telmo Option shall vest.

In the event of the death of a holder of San Telmo Options, that holder's San Telmo Options shall be exercisable until the earlier of the expiry date of the that holder's San Telmo Options and the date that is 120 days after the date of death. In the event the employment of a holder of San Telmo Options is terminated for cause, that holder's San Telmo Options shall be cancelled as of the date of termination. In the event the employment of a holder of San Telmo Options is terminated other than for cause or by reason of death, that holder's San Telmo Options shall be cancelled as of the date that is 30 days after the date of termination.

The following table sets forth information with respect to the San Telmo Options outstanding under the San Telmo Stock Option Plan as of the date hereof. On November 15, 2005, the closing price of the San Telmo Shares on the TSXV was $0.41 and the closing price on the OTCBB was U.S.$0.36.

	Date San Telmo	San Telmo		Closing Price of San Telmo Shares on Day

	Options	Shares Under		Prior
Group (Number)	Granted	Option	Exercise Price	to Grant	Expiry Date
Executive Officers (2)	June 17, 2004	1,400,000	$0.82	$0.92	June 17, 2009
	November 8, 2002	300,000	$0.25	$0.24	November 8, 2007
Directors (3)(1)	October 31, 2003	600,000	$0.82(2)	$1.98	October 31, 2008
	November 8, 2002	300,000	$0.25	$0.24	November 8, 2007
Consultants (3)	June 17, 2004	500,000	$0.82	$0.92	June 17, 2009
	October 31, 2003	100,000	$1.95	$1.98	October 31, 2008
	October 31, 2002	500,000	$0.82	$0.70	October 31, 2007

Note:

(1)

Excluding directors who are also executive officers of San Telmo.

(2)

This price was adjusted on June 17, 2004, from $1.95 to $0.82.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, none of the directors, officers or principal shareholders of San Telmo, and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects San Telmo, other than in respect of the Arrangement. Brian J. Bass, the President and Chief Executive Officer and a director of San Telmo, is a director and minority shareholder of Rolling Thunder. Ken J. Ellison, the president and controlling shareholder of Rolling Thunder Resources Inc., a private holding and geological services company that provides geological and project management services to San Telmo, is the Vice President, Exploration and Chief Operating Officer and a director of Rolling Thunder. In addition, Rolling Thunder Resources Inc. is a minority shareholder of San Telmo and has a gross overriding royalty in certain properties owned by San Telmo. Both Mr.

Bass and Mr. Ellison excused themselves from, and did not participate in, any of the deliberations of either board with respect to the Arrangement and certain joint venture and farm-in agreements.

RISK FACTORS

The following are certain risk factors related to the business of San Telmo. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in the Information Circular.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of San Telmo depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves San Telmo may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in San Telmo's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that San Telmo will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, San Telmo may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by San Telmo.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, San Telmo is not fully insured against all of these risks, nor are all such risks insurable. Although San Telmo maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event San Telmo could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. San Telmo competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. San Telmo's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of San Telmo. San Telmo's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions" in this Appendix G. San Telmo's operations may require licenses from various governmental authorities. There can be no assurance that San Telmo will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects. It is not expected that any of these controls or regulations will affect the operations of San Telmo in a manner materially different than they would affect other oil and gas companies of similar size.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". San Telmo's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject San Telmo to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those proposed in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions or emissions intensity produced by San Telmo's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of San Telmo.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require San Telmo to incur costs to remedy such discharge. Although San Telmo believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect San Telmo's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation" in this Appendix.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by San Telmo will be affected by numerous factors beyond its control. San Telmo's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. San Telmo may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

San Telmo's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. San Telmo's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of San Telmo. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on San Telmo's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to San Telmo are in part determined by San Telmo's borrowing base. A sustained material decline in prices from historical average prices could reduce San Telmo's borrowing base, therefore reducing the bank credit available to San Telmo which could require that a portion, or all, of San Telmo's bank debt be repaid.

Substantial Capital Requirements

San Telmo anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If San Telmo's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to San Telmo. The inability of San Telmo to access sufficient capital for its operations could have a material adverse effect on San Telmo's financial condition, results of operations or prospects.

Additional Funding Requirements

San Telmo's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, San Telmo may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause San Telmo to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If San Telmo's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect San Telmo's ability to expend the necessary capital to replace its reserves or to maintain its production. If San Telmo's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to San Telmo.

Issuance of Debt

From time to time San Telmo may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase San Telmo's debt levels above industry standards. Depending on future exploration and development plans, San Telmo may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither San Telmo's articles nor its by-laws limit the amount of indebtedness that San Telmo may incur. The level of San Telmo's indebtedness from time to time, could impair San Telmo's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time, San Telmo may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, San Telmo will not benefit from such increases. Similarly, from time to time, San Telmo may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, San Telmo will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to San Telmo and may delay exploration and development activities. To the extent San Telmo is not the operator of its oil and gas properties, San Telmo will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

It is the practice of San Telmo in acquiring significant oil and gas leases or interest in oil and gas leases to retain lawyers to fully examine the title to the interest under the lease. In the case of minor acquisitions, San Telmo relies upon the judgment of oil and gas lease brokers or landmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. San Telmo believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of San Telmo's properties which may adversely affect San Telmo.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond San Telmo's control. The reserve and associated cash flow information set forth in this Appendix represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. San Telmo's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, AJM has used both constant and forecast price and cost estimates in calculating reserve quantities included in this Appendix. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the San Telmo Engineering Report, and such variations could be material. The San Telmo Engineering Report is based in part on the assumed success of activities San Telmo intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the San Telmo Engineering Report will be reduced to the extent that such activities do not achieve the level of success assumed in the San Telmo Engineering Report.

Insurance

San Telmo's involvement in the exploration for and development of oil and natural gas properties may result in San Telmo becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling San Telmo will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, San Telmo may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to San Telmo. The occurrence of a significant event that San Telmo is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on San Telmo's financial position, results of operations or prospects.

Management of Growth

San Telmo may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of San Telmo to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of San Telmo to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

San Telmo's properties are held in the form of licences and leases and working interests in licences and leases. If San Telmo or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of San Telmo's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on San Telmo's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon San Telmo, its business and its ability to finance operations.

Reliance on Key Personnel

San Telmo's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on San Telmo. San Telmo does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of San Telmo are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that San Telmo will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of San Telmo.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and by agreements among the governments of Canada, Alberta, British

Columbia and Saskatchewan with respect to pricing and taxation of oil and natural gas, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect San Telmo's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and San Telmo is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The price of oil is determined by negotiation between buyers and sellers. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, NGL, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the Mines and Minerals Act (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. A royalty exemption is available to production from a well that has not produced for the preceding 24-month period, if reactivation occurred after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier 0.1 royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30% for oil pools discovered between April 1, 1974 and October 1, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35% for oil pools discovered prior to April 1, 1974.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed reference or corporate average price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Producers of oil and natural gas in British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil, the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for British Columbia announced an Oil and Gas Development Strategy for the Heartlands (the "Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service-sector opportunities.

The financial incentives provided for in the Strategy include:

•

Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

•

Changes to provincial royalties: new royalty rates for low-productivity natural gas to enhance marginally economic resource plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

In November 2003, the Income Tax Act was amended to provide the following initiatives applicable to the oil and gas industry to be phased in over a five year period commencing in 2003 and ending in 2007: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that San Telmo will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms, usually from two to five years, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (the "APEA"), which came into force on September 1, 1993. The APEA imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and significant penalties. San Telmo anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. San Telmo believes that it is in material compliance with applicable environmental laws and regulations. San Telmo also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of San Telmo by Gowling Lafleur Henderson LLP. As at the date hereof, the partners and associates of Gowling Lafleur Henderson LLP hold less than 1% of the San Telmo Securities. Certain information relating to San Telmo's reserves has been prepared by AJM and certain financial information relating to San Telmo has been prepared by Amisano Hanson, Chartered Accountants. As of the date hereof, none of the members of AJM or Amisano Hanson own any of the outstanding San Telmo Securities.

LEGAL PROCEEDINGS

To the knowledge of management, San Telmo is not a party to, nor are any of San Telmo's properties subject to, any material legal proceedings.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contract entered into by San Telmo in the two years immediately prior to the date of the Information Circular, which can reasonably be regarded as presently material, is the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of San Telmo are Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver, British Columbia, V6C 2T7.

The transfer agent and registrar for the San Telmo Shares is Pacific Corporate Trust Company at its principal office in Vancouver, British Columbia.